SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 15)

ATN INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

00215F 107

(CUSIP Number)

December 31, 2016

(Date of Events Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00215F 107

1	Name of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) Cornelius B. Prior, Jr.

2	Check the Appropriate Box if a Member of the Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 4,379,520

	6	Shared Voting Power 500

	7	Sole Dispositive Power 4,379,520

	8	Shared Dispositive Power 500

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,380,020

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11	Percent of Class Represented by Amount in Row (9) 27.1%

12	Type of Reporting Person (See Instructions) IN

CUSIP No. 00215F 107

Item 1.
	(a)	Name of Issuer: ATN International, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 500 Cummings Center Beverly, MA 01915

Item 2.
	(a)	Name of Person Filing: Cornelius B. Prior, Jr.
	(b)	Address of Principal Business Office, or if none, Residence: Cornelius B. Prior, Jr.: 9719 Estate Thomas St. Thomas, Virgin Islands 00802
	(c)	Citizenship: Cornelius B. Prior, Jr. - United States of America
	(d)	Title of Class of Securities: Common Stock, par value $.01 per share
	(e)	CUSIP Number: 00215F 107

Item 3.	If this statement is filed pursuant to § 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act.
	(b)	☐	Bank as defined in section 3(a)(6) of the Act.
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).
Not Applicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
		Cornelius B. Prior, Jr.:	4,380,020*

* Includes 4,337,293 shares held directly by Mr. Prior; 34,000 shares held by the Katherine D. Prior Revocable Trust, for which Mr. Prior serves as sole trustee; 8,227 shares held by Tropical Aircraft Co., of which Mr. Prior is the sole shareholder and President; and 500 shares held by Gertrude J. Prior, Mr. Prior’s wife. This amount does not include 392,776 shares held by the Prior Family Foundation, a charitable trust for which Mrs. Prior serves as sole trustee, for which Mr. Prior disclaims beneficial ownership.

	(b)	Percent of class:
			Cornelius B. Prior, Jr.:	27.1%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or direct the vote
			Cornelius B. Prior, Jr.:	4,379,520
		(ii)	Shared power to vote or to direct the vote
			Cornelius B. Prior, Jr.:	500
		(iii)	Sole power to dispose or to direct the disposition of
			Cornelius B. Prior, Jr.:	4,379,520
		(iv)	Shared power to dispose or to direct the disposition of
			Cornelius B. Prior, Jr.:	500

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
None.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 27, 2017

By:	/s/ Cornelius B. Prior, Jr.
Cornelius B. Prior, Jr.